                                                                    EXHIBIT 99.3

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Members
U.S. Propane, L.L.C.

We have audited the accompanying consolidated balance sheet of U.S. Propane, L.L.C. (a Delaware limited liability company) and subsidiaries as of August 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of U.S. Propane, L.L.C. and subsidiaries as of August 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP


Tulsa, Oklahoma
October 24, 2003 (except for note 11, as to which the date is November 6, 2003)

U.S. PROPANE, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(in thousands)

                                                                                  August 31,
                                                                                    2003
                                                                              ---------------

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                   $         8,140
  Marketable securities                                                                 3,055
  Accounts receivable, net of allowance for doubtful accounts                          35,879
  Inventories                                                                          45,274
  Assets from liquids marketing                                                            83
  Prepaid expenses and other                                                            4,485
  Deferred taxes                                                                        1,881
                                                                              ---------------
          Total current assets                                                         98,797

PROPERTY, PLANT AND EQUIPMENT, net                                                    426,588
ASSETS HELD IN TRUST                                                                      724
INVESTMENT IN AFFILIATES                                                                8,692
GOODWILL, net of amortization prior to adoption of SFAS No. 142                       218,918
INTANGIBLES AND OTHER ASSETS, net                                                      52,824
                                                                              ---------------
         Total assets                                                         $       806,543
                                                                              ===============

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES:
  Working capital facility                                                    $        26,700
  Accounts payable                                                                     43,832
  Accounts payable to related company                                                   1,471
  Accrued and other current liabilities                                                42,975
  Liabilities from liquids marketing                                                       80
  Current maturities of long-term debt                                                 38,563
                                                                              ---------------
         Total current liabilities                                                    153,621

LONG-TERM DEBT, less current maturities                                               361,327
MINORITY INTERESTS                                                                    187,752
DEFERRED TAXES                                                                        103,845
                                                                              ---------------
                                                                                      806,545

COMMITMENTS AND CONTINGENCIES

MEMBERS' DEFICIT:
  Members' deficit                                                                         (2)
                                                                              ---------------
         Total liabilities and members' deficit                               $       806,543
                                                                              ===============

The accompanying notes are an integral part of this consolidated balance sheet.

U.S. PROPANE, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
AUGUST 31, 2003
(Dollars in thousands)


1. OPERATIONS AND ORGANIZATION:

U.S. Propane, L.L.C. was formed in August 2000 as the General Partner of U.S. Propane, L.P. ("U.S. Propane"). U.S. Propane, L.L.C. holds a 0.01% general partner interest in U.S. Propane. U.S. Propane was formed in August 2000 as a Delaware limited partnership to acquire, directly and indirectly through Heritage Holdings, Inc. ("Heritage Holdings"), a controlling interest in Heritage Propane Partners, L.P. ("Heritage"). U.S. Propane is the General Partner of Heritage. The members of U.S. Propane, L.L.C. and their respective membership interests are as follows:

         TECO Propane Ventures, L.L.C.                  37.98%
         AGL Energy Corporation                         22.36%
         Piedmont Propane Company                       20.69%
         United Cities Propane Gas, Inc.                18.97%
                                                     --------
              Total                                    100.00%
                                                     ========

The members of U.S. Propane, L.L.C. or their affiliates also own, in the same percentages, the limited partner interests in U.S. Propane L.P.

In order to simplify Heritage's obligation under the laws of several jurisdictions in which Heritage conducts business, Heritage's activities are conducted through a subsidiary operating partnership Heritage Operating, L.P. (the "Operating Partnership"). The Operating Partnership sells propane and propane-related products to more than 650,000 active residential, commercial, industrial and agricultural customers in 29 states. Heritage is also a wholesale propane supplier in the southwestern and southeastern United States and in Canada, the latter through participation in MP Energy Partnership. Heritage owns a 60% interest in MP Energy Partnership, a Canadian partnership engaged in supplying the Company's northern U.S. locations and in lower-margin wholesale distribution. U.S. Propane owns a 1% general partner interest in Heritage and the associated Incentive Distribution Rights, a 1.0101% general partner interest in the Operating Partnership, and approximately 4.6 million Common Units of Heritage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated balance sheet includes the accounts of U.S. Propane, L.L.C. and its subsidiaries ("the Company"), including its wholly-owned subsidiaries, Heritage Holdings, and U.S. Propane, and its partially-owned subsidiaries over which it exercises control including Heritage Propane Partners, L.P., Heritage Operating, L.P.("the Operating Partnership"), Heritage Energy Resources, L.L.C. ("Resources"), Guilford Gas Service, Inc. and MP Energy Partnership. On May 31, 2003, Guilford Gas Service, Inc. was merged into the Operating Partnership. A minority interest liability and minority interest expense is recorded for all partially owned subsidiaries. The Company accounts for its 50% partnership interest in Bi-State Propane, another propane retailer, under the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash on hand, demand deposits and investments with original maturities of three months or less. The Company considers cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

ACCOUNTS RECEIVABLE

The Company grants credit to its customers for the purchase of propane and propane-related products. Accounts receivable are recorded at amounts billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts is based on management's assessment of the realizability of customer accounts. Management's assessment is based on the payment history of the Company's customers and any specific disputes. Accounts receivable consisted of the following at August 31, 2003:

       Accounts receivable                                               $ 39,383
       Less - allowance for doubtful accounts                               3,504
                                                                         --------
            Total, net                                                   $ 35,879
                                                                         ========

INVENTORIES

Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using weighted-average cost of fuel delivered to the retail districts and includes storage fees and inbound freight costs, while the cost of appliances, parts and fittings is determined by the first-in, first-out method. Inventories consisted of the following at August 31, 2003:

       Fuel                                       $ 34,544
       Appliances, parts and fittings               10,730
                                                  --------
         Total inventories                        $ 45,274
                                                  ========

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. Expenditures to refurbish tanks that either extend the useful lives of the tanks or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the tanks. Additionally, the Company capitalizes certain costs directly related to the installation of company-owned tanks, including internal labor costs. Components and useful lives of property, plant and equipment were as follows at August 31, 2003:

       Land and improvements                                             $   21,937
       Buildings and improvements (10 to 30 years)                           30,843
       Bulk storage, equipment and facilities (3 to 30 years)                43,340
       Tanks and other equipment (5 to 30 years)                            327,193
       Vehicles (5 to 10 years)                                              76,239
       Furniture and fixtures (3 to 10 years)                                11,164
       Other (5 to 10 years)                                                  3,578
                                                                         ----------
                                                                            514,294
       Less - Accumulated depreciation                                      (99,563)
                                                                         ----------
                                                                            414,731
       Plus - Construction work-in-process                                   11,857
                                                                         ----------
            Property, plant and equipment, net                           $  426,588
                                                                         ==========

INTANGIBLES AND OTHER ASSETS

Intangibles and other assets are stated at cost, net of amortization computed using the straight-line method. The Company eliminates from its balance sheet any fully amortized intangibles and the related accumulated amortization. Components and useful lives of intangibles and other assets were as follows at August 31, 2003:

                                                              Gross Carrying       Accumulated
                                                                   Amount          Amortization
                                                              --------------      --------------
       Amortized intangible assets:
           Noncompete agreements (5 to 15 years)               $     42,742        $    (15,893)
           Customer lists (15 years)                                 28,378              (6,356)
           Financing costs (3 to 15 years)                            4,225              (1,995)
           Consulting agreements (2 to 7 years)                         517                (367)
                                                               ------------        ------------
             Total                                                   75,862             (24,611)

       Unamortized intangible assets:
           Trademarks                                                 1,309                  --
       Other assets                                                     264                  --
                                                               ------------        ------------
       Total intangibles and other assets                      $     77,435        $    (24,611)
                                                               ============        ============

LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. No impairment of long-lived assets has been recorded as of August 31, 2003.

ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consisted of the following at August 31, 2003:

       Interest payable                                                        $    4,517
       Wages and payroll taxes                                                     11,886
       Deferred tank rent                                                           4,080
       Advanced budget payments and unearned revenue                               15,417
       Customer deposits                                                            2,137
       Taxes other than income                                                      2,405
       Income taxes payable                                                           500
       Other                                                                        2,033
                                                                               ----------
       Accrued and other current liabilities                                   $   42,975
                                                                               ==========

INCOME TAXES

U.S. Propane, L.L.C. is a limited liability company. As a result, U.S. Propane, L.L.C.'s earnings or losses for income tax purposes are included in the tax returns of the individual members.

Heritage Holdings is a taxable corporation and follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

STOCK BASED COMPENSATION PLANS

During the fourth quarter of 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (SFAS 123) effective as of September 1, 2002. The Company adopted the fair value recognition provisions following the modified prospective method of adoption described in Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (SFAS 148).

USE OF ESTIMATES

The preparation of the consolidated balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Some of the more significant estimates made by management include, but are not limited to, allowances for doubtful accounts, liquids marketing assets and liabilities, purchase accounting allocations, and subsequent realizability of intangible assets, and general business and medical self-insurance reserves. Actual results could differ from those estimates.

FAIR VALUE

The carrying amounts of accounts receivable and accounts payable approximate their fair value. Based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at August 31, 2003 was $422,398 and $399,890, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company applies FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). Accordingly, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test.

Management has determined that a detailed evaluation of the Company's operating segments as of August 31, 2003 is not necessary based on the fact that there has not been a significant change in the components of the Company's operating segments since the last evaluation, the previous fair value of the Company's operating segments substantially exceeded the carrying value, and the likelihood that the Company's operating segments' current carrying value exceeds its current fair value is remote based on an analysis of events and circumstances since the Company's most recent evaluation. Accordingly, no impairment of the Company's goodwill was recorded as of August 31, 2003.

Goodwill is associated with acquisitions made for the Company's domestic retail segment; therefore, all goodwill is recorded in this segment. Of the $218,918 balance in goodwill, $23,923 is expected to be tax deductible. Goodwill is tested for impairment at the end of each fiscal year end in accordance with SFAS 142.

MARKETABLE SECURITIES

The Company's marketable securities are classified as available-for-sale securities and are reflected as current assets on the consolidated balance sheet at their fair value.

LIQUIDS MARKETING ACTIVITIES

The Company buys and sells derivative financial instruments, which are within the scope of SFAS 133 and that are not designated as accounting hedges. The Company also enters into energy trading contracts, which are not derivatives, and therefore are not within the scope of SFAS 133. EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities (EITF 98-10), applied to energy trading contracts not within the scope of SFAS 133 that were entered into prior to October 25, 2002. The types of contracts the Company utilizes in its liquids marketing segment include energy commodity forward contracts, options, and swaps traded on the over-the-counter financial markets. In accordance with the provisions of SFAS 133, financial instruments utilized in connection with the Company's' liquids marketing activity are accounted for using the mark-to-market method. Additionally, all energy trading contracts entered into prior to October 25, 2002 were accounted for using the mark-to-market method in accordance with the provisions of EITF 98-10. Under the mark-to-market method of accounting, forwards, swaps, options, and storage contracts are reflected at fair value, and are shown in the consolidated balance sheet as assets and liabilities from liquids marketing activities. As of August 31, 2002, the Company adopted the applicable provisions of EITF Issue No. 02-3, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3), which requires that gains and losses on derivative instruments be shown net in the statement of operations if the derivative instruments are held for trading purposes. Net realized and unrealized gains and losses from the financial contracts and the impact of price movements are recognized in the statement of operations as liquids marketing revenue. Changes in the assets and liabilities from the liquids marketing activities result primarily from changes in the market prices, newly originated transactions, and the timing and settlement of contracts. EITF 02-3 also rescinds EITF 98-10 for all energy trading contracts entered into after October 25, 2002, and specifies certain disclosure requirements. Consequently, the Company does not apply mark-to-market accounting for any contracts entered into after October 25, 2002, that are not within the scope of SFAS 133. The Company attempts to balance its contractual portfolio in terms of notional amounts and timing of performance and delivery obligations. However, net unbalanced positions can exist or are established based on management's assessment of anticipated market movements.

The notional amounts and terms of these financial instruments as of August 31, 2003 include fixed price payor for 45 barrels of propane, and fixed price receiver of 195 barrels of propane. Notional amounts reflect the volume of the transactions, but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Company's exposure to market or credit risks.

Estimates related to the Company's liquids marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. A theoretical change of 10% in the underlying commodity value of the liquids marketing contracts would result in an approximate $345 change in the market value of the contracts as there were approximately 6.3 million gallons of net unbalanced positions at August 31, 2003.

Inherent in the resulting contractual portfolio are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract. The Company takes an active role in managing and controlling market and credit risk and have established control procedures, which are reviewed on an ongoing basis. The Company monitors market risk through a variety of techniques, including routine reporting to senior management. The Company attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures.

The following table summarizes the fair value of the Company's contracts, aggregated by method of estimating fair value of the contracts as of August 31, 2003 where settlement had not yet occurred. Resources' contracts all have a maturity of less than 1 year. The market prices used to value these transactions reflect management's best estimate considering various factors including closing average spot prices for the current and outer months plus a differential to consider time value and storage costs.

        Source of Fair Value
Prices actively quoted                                      $       80
Prices based on other valuation methods                              3
                                                            ----------
     Assets from liquids marketing                          $       83
                                                            ==========

Prices actively quoted                                      $       80
Prices based on other valuation methods                             --
                                                            ----------
     Liabilities from liquids marketing                     $       80
                                                            ==========

Unrealized gains (losses)                                   $        3
                                                            ==========

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Company adopted the provisions of SFAS 146 effective for exit or disposal activities that are initiated after December 31, 2002. The adoption did not have a material impact on the Company's consolidated financial position.

In November 2002, the FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 expands the existing disclosure requirements for guarantees and requires that companies recognize a liability for guarantees issued after December 31, 2002. The implementation of FIN 45 did not have a significant impact on the Company's financial position.

In January 2003, the FASB issued Financial Interpretation No. 46 Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51 (FIN 46). FIN 46 clarifies Accounting Research Bulletin No. 51, Consolidated Financial Statements. If certain conditions are met, this interpretation requires the primary beneficiary to consolidate certain variable interest entities in which equity investors lack the characteristics of a controlling interest or do not have sufficient equity investment at risk to permit the variable interest entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interest entities acquired before February 1, 2003, the interpretation is effective for the first fiscal year or interim period beginning after June 15, 2003. Management does not believe FIN 46 will have a significant impact on the Company's financial position.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 as of July 1, 2003. The adoption of SFAS 149 did not have a material impact on the Company's consolidated financial position.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of SFAS 150 as of September 1, 2003. The adoption did not have a material impact on the Company's consolidated financial position.

3. ASSETS HELD IN TRUST:

In connection with the initial public offering ("IPO") of Heritage in June 1996, Heritage Holdings retained proceeds, which were placed in various trusts to be paid to the noteholders of noncompete agreements entered into prior to the IPO. The proceeds are disbursed monthly from the trust in accordance with the noncompete agreements. The Company retains all earnings from the trust assets.

4. ACQUISITIONS:

On January 2, 2003, the Company purchased the propane assets of V-1 Oil Co. ("V-1") of Idaho Falls, Idaho for total consideration of $35.4 million after post-closing adjustments. The acquisition price was payable $20.0 million in cash, with $17.3 million of that amount financed by the acquisition facility, and by the issuance of 551,456 Common Units of Heritage valued at $15.0 million, and assumed $0.4 million in liabilities. V-1's propane distribution network included 35 customer service locations in Colorado, Idaho, Montana, Oregon, Utah, Washington, and Wyoming. The Company was able to expand its market presence in the Northwest and achieve a greater geographical balance through the transaction with V-1. This acquisition enhanced the Company's current operations and reduced costs through synergies with existing operations in locations in which the Company was already conducting business.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of V-1 as of the date of acquisition:

Current assets                                 $       4,952
Property, plant, & equipment                          29,324
Goodwill                                                  20
Customer lists (15 years)                                740
Trademarks                                               370
                                               -------------
   Total assets acquired                       $      35,406
                                               -------------

   Total liabilities assumed                            (423)
                                               -------------
   Net assets acquired                         $      34,983
                                               =============

During the year ended August 31, 2003, the Company also acquired substantially all of the assets of four other companies, which included V-1 Oil Company of Spokane, Washington, Stegall Petroleum located in North Carolina, 1st Propane of Boise Idaho, and Love Propane Gas located in South Carolina. The Company also purchased the stock of Tri-Cities Gas Company, Inc. located in Alabama. The aggregate purchase price for these acquisitions totaled $6.4 million, which included liabilities assumed and non-compete agreements of $1.4 million for periods ranging from five to ten years. These acquisitions were financed primarily with the acquisition facility and were accounted for by the purchase method under SFAS 141.

The Company recorded the following intangible assets in conjunction with these acquisitions as of August 31, 2003:

         Customer lists (15 years)                                        $      1,166
         Non-compete agreements (5 to 10 years)                                    769
                                                                          ------------
                  Total amortized intangible assets                              1,935

         Trademarks and tradenames                                                 381
         Goodwill                                                                  860
                                                                          ------------
                  Total intangible assets acquired                        $      3,176
                                                                          ============

Goodwill was warranted because these acquisitions enhance the Company's current operations and certain acquisitions are expected to reduce costs through synergies with existing operations. The Company assigned all of the goodwill acquired to its retail operating segment.

5. WORKING CAPITAL FACILITY AND LONG-TERM DEBT:

Long-term debt consists of the following at August 31, 2003:

1996 8.55% Senior Secured Notes                             $   96,000

1997 Medium Term Note Program:

  7.17% Series A Senior Secured Notes                           12,000
  7.26% Series B Senior Secured Notes                           20,000
  6.50% Series C Senior Secured Notes                            2,143

2000 and 2001 Senior Secured Promissory Notes:

  8.47% Series A Senior Secured Notes                           16,000
  8.55% Series B Senior Secured Notes                           32,000
  8.59% Series C Senior Secured Notes                           27,000
  8.67% Series D Senior Secured Notes                           58,000
  8.75% Series E Senior Secured Notes                            7,000
  8.87% Series F Senior Secured Notes                           40,000
  7.21% Series G Senior Secured Notes                           19,000
  7.89% Series H Senior Secured Notes                            8,000
  7.99% Series I Senior Secured Notes                           16,000

Senior Revolving Acquisition Facility                           24,700

Notes Payable on noncompete agreements with interest imputed at rates averaging 7.38%, due in installments through 2010, collateralized by a first security lien on certain assets of the Company 20,110

Other                                                            1,937

Current maturities of long-term debt                           (38,563)
                                                            ----------
                                                            $  361,327
                                                            ==========

Maturities of the Senior Secured Notes, the Medium Term Note Program and the Senior Secured Promissory Notes are as follows:

         1996 8.55% Senior Secured Notes:

                                        mature at the rate of $12,000 on June 30 in each of the years 2002 to and including 2011. Interest is paid semi-annually.


         1997 Medium Term Note Program:

         Series A Notes:                mature at the rate of $2,400 on November
                                        19 in each of the years 2005 to and
                                        including 2009. Interest is paid
                                        semi-annually.

         Series B Notes:                mature at the rate of $2,000 on November
                                        19 in each of the years 2003 to and
                                        including 2012. Interest is paid
                                        semi-annually.

         Series C Notes:                mature at the rate of $714 on March 13
                                        in each of the years 2000 to and
                                        including 2003, $357 on March 13, 2004,
                                        $1,073 on March 13,

                                        2005, and $357 in each of the years 2006 and 2007. Interest is paid semi-annually.

         2000 and 2001 Senior Secured Promissory Notes:

         Series A Notes:                mature at the rate of $3,200 on August
                                        15 in each of the years 2003 to and
                                        including 2007. Interest is paid
                                        quarterly.

         Series B Notes:                mature at the rate of $4,571 on August
                                        15 in each of the years 2004 to and
                                        including 2010. Interest is paid
                                        quarterly.

         Series C Notes:                mature at the rate of $5,750 on August
                                        15 in each of the years 2006 to and
                                        including 2007, $4,000 on August 15,
                                        2008 and $5,750 on August 15, 2009 to
                                        and including 2010. Interest is paid
                                        quarterly.

         Series D Notes:                mature at the rate of $12,450 on August
                                        15 in each of the years 2008 and 2009,
                                        $7,700 on August 15, 2010, $12,450 on
                                        August 15, 2011 and $12,950 on August
                                        15, 2012. Interest is paid quarterly.

         Series E Notes:                mature at the rate of $1,000 on August
                                        15 in each of the years 2009 to and
                                        including 2015. Interest is paid
                                        quarterly.

         Series F Notes:                mature at the rate of $3,636 on August
                                        15 in each of the years 2010 to and
                                        including 2020. Interest is paid
                                        quarterly.

         Series G Notes:                mature at the rate of $3,800 on May 15
                                        in each of the years 2004 to and
                                        including 2008. Interest is paid
                                        quarterly. $7.5 million of these notes
                                        were retired during the fiscal year
                                        ended August 31, 2003.

         Series H Notes:                mature at the rate of $727 on May 15 in
                                        each of the years 2006 to and including
                                        2016. Interest is paid quarterly. $19.5
                                        million of these notes were retired
                                        during the fiscal year ended August 31,
                                        2003.

         Series I Notes:                mature in one payment of $16,000 on May
                                        15, 2013. Interest is paid quarterly.

The Senior Secured Notes, the Medium Term Note Program, and the Senior Secured Promissory Notes contain restrictive covenants including limitations on substantial disposition of assets, changes in ownership of the Company, additional indebtedness, and require the maintenance of certain financial ratios. At August 31, 2003, the Company was in compliance with these covenants or had no continuing defaults. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of the Heritage's subsidiaries secure the notes.

The Note Agreements for each of the Senior Secured Notes, Medium Term Note Program and Senior Secured Promissory Notes, and the Bank Credit Facility contain customary restrictive covenants applicable to the Operating Partnership, including limitations on the level of additional indebtedness, creation of liens, and sale of assets. These covenants require the Operating Partnership to maintain ratios of Consolidated Funded Indebtedness to Consolidated EBITDA (as these terms are similarly defined in the Bank Credit Facility and the Note Agreements) of not more than 5.00 to 1 for the Bank Credit Facility and not more than 5.25 to 1 for the Note Agreements and Consolidated EBITDA to Consolidated Interest Expense (as these terms are similarly defined in the Bank Credit Facility and the Note Agreements) of not less than 2.25 to 1. The Consolidated EBITDA used to determine these ratios is calculated in accordance with these debt agreements. For purposes of calculating the ratios under the Bank Credit Facility and the Note Agreements, Consolidated EBITDA is based upon Heritage's EBITDA, as adjusted for the most recent four quarterly periods, and modified to give pro forma effect for acquisitions and divestures made during the test period and is compared to Consolidated Funded Indebtedness as of the test date and the Consolidated Interest Expense for the most recent twelve months. These debt agreements also provide that the Operating Partnership may declare, make, or incur a liability to make, a restricted payment during each fiscal quarter, if: (a) the amount of such restricted payment, together with all other restricted payments during such quarter, do not exceed Available Cash with respect to the immediately preceding quarter; and (b) no default or event of default exists before such restricted payment and after giving effect thereto. The debt agreements further provide that Available Cash is required to reflect a reserve equal to 50% of the interest to be paid on the notes. In addition, in the third, second and first quarters preceding a quarter in which a scheduled principal payment is to be made on the notes, Available Cash is required to reflect a reserve equal to 25%, 50%, and 75%, respectively, of the principal amount to be repaid on such payment dates.

Failure to comply with the various restrictive and affirmative covenants of the Operating Partnership's Bank Credit Facility and the Note Agreements could negatively impact the Operating Partnership's ability to incur additional debt and/or Heritage's ability to pay distributions. The Operating Partnership is required to measure these financial tests and covenants quarterly and was in compliance or had no continuing defaults with all requirements, tests, limitations, and covenants related to the Senior Secured Notes, Medium Term Note Program and Senior Secured Promissory Notes, and the Bank Credit Facility at August 31, 2003.

Effective July 16, 2001, the Operating Partnership entered into the Fifth Amendment to the First Amended and Restated Credit Agreement (Bank Credit Facility). The terms of the Bank Credit Facility as amended are as follows:

         A $65,000 Senior Revolving Working Capital Facility, expiring June 30, 2004 with $26,700 outstanding at August 31, 2003. The interest rate and interest payment dates vary depending on the terms the Company agrees to when the money is borrowed. The Company must be free of all working capital borrowings for 30 consecutive days each fiscal year. The weighted average interest rate was 2.49125% for the amount outstanding at August 31, 2003. The maximum commitment fee payable on the unused portion of the facility is 0.50%. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of Heritage's subsidiaries secure the Senior Revolving Working Capital Facility.

         A $50,000 Senior Revolving Acquisition Facility is available through December 31, 2003, at which time the outstanding amount must be paid in ten equal quarterly installments beginning March 31, 2004, with $24,700 outstanding as of August 31, 2003. The interest rate and interest payment dates vary depending on the terms the Company agrees to when the money is borrowed. The weighted average interest rate was 2.49125% for the amount outstanding at August 31, 2003. The maximum commitment fee payable on the unused portion of the facility is 0.50%. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of Heritage's subsidiaries secure the Senior Revolving Acquisition Facility.

Future maturities of long-term debt for each of the next five fiscal years and thereafter are $38,563 in 2004; $40,565 in 2005; $48,501 in 2006; $38,543 in
2007; $45,255 in 2008, and $188,463 thereafter.

6. INCOME TAXES:

The components of deferred income taxes were as follows at August 31, 2003:

         Deferred Tax Assets-
           Alternative minimum tax carryforwards                         $   1,945
           Accruals, reserves and deferred revenue                           1,696
           Unrealized loss on available-for-sale securities                    337
                                                                         ---------
                                                                         $   3,978
                                                                         =========
         Deferred Tax Liabilities-
           Property, plant and equipment                                 $ (41,656)
           Intangibles                                                     (64,134)
           Other                                                              (152)
                                                                         ---------
                                                                         $(105,942)
                                                                         =========

7. COMMITMENTS AND CONTINGENCIES:

Certain property and equipment is leased under noncancelable leases, which require fixed monthly rental payments and expire at various dates through 2020. Certain of these leases contain renewal options and also contain escalation clauses, which are accounted for on a straight-line basis over the minimum lease term. Fiscal year future minimum lease commitments for such leases are $2,916 in 2004; $1,906 in 2005; $1,325 in 2006; $929 in 2007; $934 in 2008 and $846
thereafter.

The Company has employment agreements with seven employees. The employment agreements provide for total annual base salary of $1,545. The employment agreements provide for the executives to participate in bonus and incentive plans.

The employment agreements provide that in the event of a change of control of the ownership of the General Partner or in the event an executive (i) is involuntarily terminated (other than for "misconduct" or "disability") or (ii) voluntarily terminates employment for "good reason" (as defined in the agreements), such executive will be entitled to continue receiving his base salary and to participate in all group health insurance plans and programs that may be offered to executives of the General Partner for the remainder of the term of the employment agreement or, if earlier, the executive's death, and the executive will vest immediately in the minimum award of the number of common units to which the executive is entitled under the Long-Term Incentive Plan to the extent not previously awarded, and if the executive is terminated as a result of the foregoing, all restrictions on the transferability of the units purchased by such executive under the subscription agreement dated as of June 15, 2000, shall automatically lapse in full on such date. If such change were to have occurred on August 31, 2003, the General Partner would be required to pay the remaining portion of $1,545 in base salary for the executives and a maximum of 174,993 common units or approximately $5,477 based on a per unit price of $31.30 would be awarded under the Long-Term Incentive Plan, of which $3,165 has been expensed as of August 31, 2003. Each employment agreement also provides that if any payment received by an executive is subject to the 20% federal excise tax under Section 4999(a) of the Code of the Internal Revenue Service, the payment will be grossed up to permit the executive to retain a net amount on an after-tax basis equal to what he would have received had the excise tax and all other federal and state taxes on such additional amount not been payable. In addition, each employment agreement contains non-competition and confidentiality provisions.

The Company is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are either covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position of the Company. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to management's estimate of the likely exposure. For matters that are covered by insurance, the Company accrues the related deductible. As of August 31, 2003 an accrual of $941 was recorded as accrued and other current liabilities on the Company's consolidated balance sheet.

Petroleum-based contamination or environmental wastes are known to be located on or adjacent to six sites, on which the Company presently has, or formerly had, operations. These sites were evaluated at the time of their acquisition. In all cases, remediation operations have been or will be undertaken by others, and in all six cases, the Company obtained indemnification for expenses associated with any remediation from the former owners or related entities. The Company has not been named as a potentially responsible party at any of these sites, nor has the Company's operations contributed to the environmental issues at these sites. Accordingly, no amounts have been recorded in the Company's August 31, 2003 consolidated balance sheet. Based on information currently available to the Company, such projects are not expected to have a material adverse effect on the Company's financial condition.

In July 2001, the Company acquired a company that had previously received a request for information from the U.S. Environmental Protection Agency (the "EPA") regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred long before the facility acquired by the Company was constructed, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental

Response, Compensation, and Liability Act (commonly called "Superfund"). Based upon information currently available to the Company, it is not believed that the Company's liability if such action were to be taken by the EPA would have a material adverse effect on the Company's financial condition.

The Company has entered into several purchase and supply commitments with varying terms as to quantities and prices, which expire at various dates through March 2004.

8. MEMBERS' DEFICIT:

The partnership agreement of Heritage requires that Heritage will distribute all of its "Available Cash" to its Unitholders and its General Partner within 45 days following the end of each fiscal quarter, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. The term "Available Cash" generally means, with respect to any fiscal quarter of the Heritage, all cash on hand at the end of such quarter, plus working capital borrowings after the end of the quarter, less reserves established by the General Partner in its sole discretion to provide for the proper conduct of Heritage's business, to comply with applicable laws or any Heritage debt instrument or other agreement, or to provide funds for future distributions to partners with respect to any one or more of the next four quarters.

Distributions by Heritage in an amount equal to 100% of Available Cash will generally be made 98% to the Common Unitholders and 2% to U.S. Propane, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved.

Heritage currently distributes Available Cash, excluding any Available Cash to be distributed to the Class C Unitholders as follows:

         o        First, 98% to all Unitholders, pro rata, and 2% to U.S.
                  Propane, until all Unitholders have received $0.50 per unit for such quarter and any prior quarter;

         o        Second, 98% to all Unitholders, pro rata, and 2% to U.S.
                  Propane, until all Unitholders have received $0.55 per unit for such quarter;

         o Third, 85% to all Unitholders, pro rata, 13% to the holders of Incentive Distribution Right, pro rata, and 2% to U.S. Propane, until all Common Unitholders have received at least $0.635 per unit for such quarter;

         o Fourth, 75% to all Unitholders, pro rata, 23% to the holders of Incentive Distribution Right, pro rata and 2% to U.S. Propane, until all Common Unitholders have received at least $0.825 per unit for such quarter;

         o Fifth, thereafter 50% to all Unitholders, pro rata, 48% to the holders of Incentive Distribution Right, pro rata, and 2% to U.S. Propane.

The total amount of distributions for the 2003 fiscal year on Common Units, the general partner interests and the Incentive Distribution Rights totaled $43.7 million, $0.9 million and $1.0 million, respectively. All such distributions were made from Available Cash from Operating Surplus.

RESTRICTED UNIT PLAN

U.S. Propane has adopted the Amended and Restated Restricted Unit Plan dated August 10, 2000, amended February 4, 2002 as the Second Amended and Restated Restricted Unit Plan (the "Restricted Unit Plan"), for certain directors and key employees of the General Partner and its affiliates. The Restricted Unit Plan covers rights to acquire 146,000 of Heritage's Common Units. The right to acquire the Common Units under the Restricted Unit Plan, including any forfeiture or lapse of rights is available for grant to key employees on such terms and conditions (including vesting conditions) as the Compensation Committee of the General Partner shall determine. Each director shall automatically receive a Director's grant with respect to 500 Common Units on each September 1 that such person continues as a director. Newly elected directors are also entitled to receive a grant with respect to 2,000 Common Units upon election or appointment to the Board. Directors who are employees of U.S. Propane, TECO, Atmos Energy, Piedmont Natural Gas or AGL Resources or their affiliates are not entitled to receive a Director's grant of Common Units. Generally, the rights to acquire the Common Units will vest upon the later to occur of (i) the three-year anniversary of the grant date, or (ii) on such terms as the Compensation Committee may establish, which may include the achievement of performance objectives. In the event of a "change of control" (as defined in the Restricted Unit Plan), all rights to acquire Common Units pursuant to the Restricted Unit Plan will immediately vest.

The issuance of the Common Units pursuant to the Restricted Unit Plan is intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the Common Units. Therefore, no consideration will be payable by the plan participants upon vesting and issuance of the Common Units. As of August 31, 2003, 39,400 restricted units are outstanding and 15,800 are available for grants to non-employee directors and key employees. Subsequent to August 31, 2003, 14,800 additional Phantom Units vested pursuant to the vesting rights of the Restricted Unit Plan and Common Units were issued.

During the fiscal year ended August 31, 2003, 15,000 units were granted under the Restricted Unit Plan. The units had a weighted-average fair value of $20.24 per unit at the grant date. During fiscal year 2003, 2,500 Phantom Units vested pursuant to the vesting rights of the Restricted Unit Plan and Common Units were issued.

LONG-TERM INCENTIVE PLAN

Effective September 1, 2000, the Company adopted a long-term incentive plan whereby Heritage Common Units will be awarded based on Heritage achieving certain targeted levels of Distributed Cash (as defined in the Long-Term Incentive Plan) per unit. Awards under the program will be made starting in 2003 based upon the average of the prior three years' Distributed Cash per unit. A minimum of 250,000 Common Units and if certain targeted levels are achieved, a maximum of 500,000 Common Units will be awarded. During the fiscal year ended August 31, 2003, 66,118 units vested pursuant to the vesting rights of the Long-Term Incentive Plan and Common Units were issued, and 8,889 units were forfeited.

9. SIGNIFICANT INVESTEE:

The Company holds a 50% interest in Bi-State Propane, which is accounted for under the equity method. The Company's investment in Bi-State Propane totaled $8,242 at August 31, 2003. The Operating Partnership guarantees $5 million of debt of Bi-State Propane to a financial institution. Based on the current financial condition of Bi-State Propane, management considers the likelihood of the Company incurring a liability resulting from the guarantee to be remote. The Company has not recorded a liability on the consolidated balance sheet as of August 31, 2003 for this guarantee because the guarantee was in effect prior to the issuance of FIN 45, and there have been no amendments to the original guarantee.

Bi-State Propane's financial position is summarized below as of August 31, 2003:

Current assets                            $   3,393
Noncurrent assets                            23,187
                                          ---------
                                          $  26,580
                                          =========

Current liabilities                       $   3,701
Long-term debt                                7,750
Partners' capital:
     Heritage                                 8,242
     Other partner                            6,887
                                          ---------
                                          $  26,580
                                          =========

10. SUPPLEMENTAL INFORMATION:

The following balance sheet of the Company includes its investment in U.S. Propane L.P. on an equity basis. Such presentation is included to provide additional information with respect to the Company's financial position on a stand-alone basis as of August 31, 2003:

ASSETS
                                                                          --
                                                                    --------
         Total assets                                               $     --
                                                                    ========

LIABILITIES AND MEMBERS' DEFICIT

Liability for negative investment in U.S. Propane L.P.                     2
Members' Deficit                                                          (2)
                                                                    --------
         Total liabilities and members' deficit                     $     --
                                                                    ========

11. SUBSEQUENT EVENT:

On November 6, 2003, the Company signed a definitive agreement with Energy Transfer Company to purchase substantially all of its assets in exchange for approximately $300 million in cash, repayment of outstanding indebtedness, and a combination of Heritage Common Units, Class D Units and Special Units. The transaction is valued at approximately $980 million. Heritage will also acquire the stock of Heritage Holdings, Inc., which owns approximately 4.4 million Common Units of Heritage for $100 million. Energy Transfer Company will also purchase U.S. Propane, L.P., the General Partner of Heritage, and U.S. Propane, L.L.C. from subsidiaries of AGL Resources, Atmos Energy Corporation, TECO Energy, Inc. and Piedmont Natural Gas Company, Inc.